Exhibit 99.1

Jaguar Mining Inc.
Annual Meeting of Shareholders
May 19, 2011

REPORT OF VOTING RESULTS

Matters Voted Upon

Business			Outcome of Vote

1.	The election of the following six directors of the Corporation
	to hold office until the next Annual Meeting of Shareholders
	or until their successors are appointed, subject to the provisions
	of the Corporation’s by-laws.

	a)	Andrew C. Burns	For:	98.49%
			Withheld:	1.51%

	b)	Gilmour Clausen	For:	96.98%
			Withheld:	3.02%

	c)	William E. Dow	For:	88.77%
			Withheld:	11.23%

	d)	Gary E. German	For:	98.47%
			Withheld:	1.53%

	e)	Anthony F. Griffiths	For:	89.69%
			Withheld:	10.31%

	f)	Daniel R. Titcomb	For:	93.14%
			Withheld:	6.86%

2.	The reappointment of KPMG as auditors and authorization		For:	97.61%
	of the directors to fix the remuneration of the auditors		Withheld:	2.39%

Principal Executive Office: Rua Levindo Lopes, 323 – CEP 30140 Belo Horizonte – MG – Brazil • info@jaguarmining.com • www.jaguarmining.com
Administrative Office: 122 North Main Street, 2nd Floor • Concord, NH  03301 – USA • Phone: (603) 410-4888 • Fax: (603) 224-6143